Exhibit 99.3

ASX/NASDAQ Announcement 15 April 2024

AHI COMMENCES PLACEMENT TO RAISE AUD$1,957,500 (BEFORE COSTS) AS PART OF BROADER AUD$15,000,000 FUNDING PACKAGE

Highlights

●	AHI has commenced a AUD$1.95 million Placement with Oakley Capital as lead manager.

●	AHI has executed a binding terms sheet with Obsidian Global Partners to supply a further AUD$4 million in convertible notes.

●	Up to a further USD$5 million (approx. $AUD7.6 million) is to be raised via the issue of a separate Convertible Note.

●	AHI will seek to obtain an R&D Advance of up to AUD$1.5 million.

Advanced Health Intelligence Ltd (ASX/NASDAQ: AHI) (AHI or the Company) is pleased to inform shareholders today that it has completed the first stage of its funding strategy. This will strengthen the Company’s balance sheet as it expands its reach and distribution across Asia, the Middle East, and North Africa (MENA) regions.

While this update presents wide-ranging funding offers and structures, we want to assure our shareholders that AHI’s intention is to move forward with funding that aligns with their best interests and the company’s need for adequate capital to meet AHI’s compliance, expansion and commercial endeavours.

These fund raisings are also expected to address the shareholder equity notification that AHI initially received from Nasdaq on 8 November 2023, which related to Company not being in compliance with the Nasdaq Listing Rule to maintain a minimum of USD$2,500,000 in net shareholders’ equity.

Oakley Capital Engagement and AUD$5.95 million funding

AHI is pleased to provide an update on the successful execution of its strategic capital-raising initiatives designed to fuel the Company's growth phase. This funding strategy, structured with Sydney-based Oakley Capital Partners Pty Ltd (Oakley Capital) in two initial parts, ensures a robust financial foundation for our continued expansion and innovation.

Part 1: Share Placement

The Company is pleased to inform shareholders that it has, by way of a private placement to sophisticated and professional investors, agreed to issue investors 29,000,000 fully paid ordinary shares (Shares) at A$0.0675 per Share together with 14,500,000 free attaching options to acquire Shares (Options) with an exercise price of A$0.10 each to be exercised within 3 years, raising AUD$1,957,500 (before costs) (Placement). Settlement of the Placement is subject to and conditional on the Company’s securities being reinstated to trading on ASX.

The issue of these Options is subject to shareholder approval under ASX Listing Rule 7.1 at a general meeting of shareholders that is expected to be held this May (May General Meeting).

Advanced Health Intelligence Ltd.	1
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX/NASDAQ Announcement 15 April 2024

AHI will use the net proceeds received from the Placement primarily for the Company’s current expansion into the MENA region, continued expansion across Asia, development of the Company’s product offerings, and business development and marketing, with the remainder of the proceeds to be used for general corporate purposes, including, without limitation, investing in or acquiring companies that are complementary to AHI’s existing business.

Oakley Capital is acting as the lead manager for the Placement. Oakley Capital will receive a cash fee of 6% of the gross proceeds of the Placement, plus 1,000,000 Shares and 5,000,000 Options at an exercise price of A$0.10 cents to expire three years from the issue date (on the same terms as the attaching Options to be issued to Placement participants). The issue of these Shares and Options is subject to shareholder approval under ASX Listing Rule 7.1 at the May General Meeting.

The material terms and conditions of the Options that are to be issued to the Placement participants and to Oakley Capital are annexed to this announcement.

Settlement of the issue of the 29,000,000 Shares is anticipated to occur on the Company’s reinstatement to trading on the ASX (refer below for an update on this), with the Placement Shares to be issued under the Company’s existing placement capacity under ASX Listing Rules 7.1 and 7.1A as follows:

●	8,989,604 Shares will be issued under AHI’s placement capacity under ASX Listing Rule 7.1; and

●	20,010,396 Shares will be issued under AHI’s placement capacity under ASX Listing Rule 7.1A (exhausting this placement capacity).

AHI intends to seek to refresh its available placement capacity under ASX Listing Rules 7.1 and 7.1A at the May General Meeting.

Further information with respect to the Placement is set out in the Appendix 3B, which accompanies this announcement.

Part 2: Obsidian Convertible Note Facility

In our second phase, Oakley Capital has secured a Convertible Note facility for AHI with Obsidian Global Partners (Obsidian) to raise up to AUD$4 million.

Obsidian is a New York City-based alternative investment management firm focused on providing growth-oriented capital to public and private companies globally. Oakley Capital introduced Obsidian to AHI under its capital raising mandate with AHI.

Subject to:

●	Execution of definitive documentation prior to the May General Meeting;

●	AHI maintaining a market capitalisation of at least AUD$10 million; and

●	AHI obtaining shareholder approval under ASX Listing Rule 7.1 at the May General Meeting,

AHI will draw down AUD$1.25 million from this facility, leaving a balance of AUD$2.75 million available for future drawdowns at the Company’s discretion.

AHI’s ability to make the initial and any future draw downs is subject to obtaining shareholder approval, the Company will accordingly seek approval under ASX Listing Rule 7.1 to draw down up to AUD$4 million under this facility at the May General Meeting. The term of this facility is 18 months from the initial drawdown, offering AHI flexibility in timing and financial planning.

Advanced Health Intelligence Ltd.	2
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX/NASDAQ Announcement 15 April 2024

The key terms of this Convertible Note facility with Obsidian are set out below:

Maturity Date	18 months from the date of issue.
Face Value	Each Convertible Note will have a face value equal to 110% of the investment amount. I.e. a Convertible Note with a face value of AUD$1.10 for each AUD$1 drawn down, such that the Convertible Note holder will receive Convertible Notes with an aggregate face value of AUD$1.375 million for the initial AUD$1.25 million to be drawn down by the Company.
Interest	Nil.
Conversion Price	The Convertible Notes can be converted at a 10% discount to the lowest 3 daily VWAPs in the 10 trading days prior to the date of each conversion notice.
Non-Conversion Period	The noteholder(s) will not convert any of the initial AUD$1.25 million drawn down for 45 days from the initial investment being received by AHI.

Draw down conditions	Draw down of the initial $1.25 million under this facility is subject to:
	•	Execution of definitive documentation prior to the May General Meeting;
	•	AHI having received shareholder approval under ASX Listing Rule 7.1 for the issue of the relevant Convertible Notes; and
	•	AHI maintaining a market capitalisation on ASX of at least AUD$10 million.
Each subsequent drawdown of this facility (following the initial drawdown) is also subject to AHI having received shareholder approval under ASX Listing Rule 7.1 within the 3 months preceding the relevant draw down to issue the applicable Establishment Shares (as that term is defined below).

Repayment flexibility	At any time, the Company may repay the outstanding balance of the face value of the Convertible Notes by giving 5 days’ notice in writing to the Convertible Note holder.
Conversion	At any time before the Maturity Date, the noteholder may elect to convert into fully paid ordinary shares in the capital of AHI (Shares). The number of Shares are determined by the following formula: Number of Shares = Face Value / Conversion Price. On the Maturity Date (to the extent not converted or repaid earlier), AHI must redeem the outstanding Convertible Notes by paying the outstanding amount to noteholder(s) in cash.
Security

The Company will issue a number of Shares (to be determined) to the Convertible Note holder as security for its obligations under these Convertible Notes (Security Shares), in lieu of security being granted over assets. The issue of the Security Shares is subject to AHI shareholder approval under ASX Listing Rule 7.1, to be sought at the May General Meeting.

The Security Shares can be used to offset any conversions that take place (to avoid the requirement to issue any further new Shares), and any unused Security Shares will be returned to the Company on maturity (i.e. bought back for zero consideration and cancelled).

Fees	As a fee payable on each draw down, AHI will issue to the Convertible Note holder Shares with a value of 2.5% of the amount being drawn down from the facility (Establishment Shares). The deemed issue price each of the Establishment Shares will be equal to the conversion price of the notes that are being issued under the applicable draw down.
As a fee payable to Oakley Capiral for the initial A$1.25 million draw down of this Convertible Notes Facility, , at the time of that draw down AHI will:
• pay Oakley Capital a cash fee of an amount equal to 6% of the draw down (being equal to A$75,000 for the initial draw down); and

Advanced Health Intelligence Ltd.	3
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX/NASDAQ Announcement 15 April 2024

• issue Oakley Capital 2,500,000 Options at an exercise price of A$0.10 cents to expire three years from the issue date (on the same terms as the attaching Options to be issued to Placement participants) (Establishment Options).
For any subsequent draw downs, Oakley Capital will receive a cash fee of 6% of the gross proceeds raised under each draw down, and an aggregate of 2,500,000 Options at an exercise price of A$0.10 cents to expire three years from the issue date (on the same terms as the attaching Options to be issued to Placement participants) (Subsequent Options).
The number of Subsequent Options to be issued will be determined on pro-rata basis based on the value of that draw down and a maximum of A$2.75 million being available under the subsequent drawdowns.
AHI will seek shareholder approval under ASX Listing Rule 7.1 at the May General Meeting to issue the Establishment Shares, the Establishment Options, and the Subsequent Options.

Other terms	The notes are otherwise on customary terms and conditions, including representations and events of default to be further outlined in definitive documents.

AHI intends to use the net proceeds received from the issue of these Convertible Notes primarily for the Company’s current expansion into the MENA region, continued expansion and development of the Company’s business development and marketing, with the remainder of the proceeds to be used for general corporate purposes, including, without limitation, investing in or acquiring companies that are complementary to AHI’s existing business.

The Company has obtained legal advice from Steinepreis Paganin that none of the features noted in section 5.9 of Guidance Note 21 are present and that the terms of these Convertible Notes are market-standard, as there are other convertible notes on substantially similar terms in the marketplace.

The Company has engaged Oakley Capital for 12 months. The fees payable in relation to this engagement are set out above. Oakley Capital will continue to address capital-raising opportunities for the Company in Australia when and if required.

As noted above, AHI will seek approval under ASX Listing Rule 7.1 at the May General Meeting to issue up to A$4m worth of Convertible Notes under this Convertible Note facility with Obsidian. To the extent that less than AUD$4m worth of convertible notes are issued to Obsidian within three months of the May Geneal Meeting, AHI may seek a fresh shareholder approval to issue these notes, and may not issue any further notes until it has done so.

USD$5m Convertible Note

In addition to the funding arrangements described above, the Company will seek to place up to USD$5,000,000 in convertible notes to sophisticated investors (the “Convertible Notes”). This Convertible Notes offering is potentially in addition to the Obsidian convertible notes facility referred to above.

The key terms of this Convertible Notes facility are set out below:

Maturity Date	36 months from the date of issue
Face Value	US$1 per Convertibile Note
Interest	Interest accrues on the principal amount of the notes at a rate of 10% per annum (calculated from the date of issue of the Convertible Note less interest already paid, on a non-compounding basis and based on the actual days elapsed and a year of 365 days calculated daily).

Advanced Health Intelligence Ltd.	4
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX/NASDAQ Announcement 15 April 2024

Repayment

If a Convertible Note has not converted by the Maturity Date, the Face Value of the Convertible Note, together with any outstanding Interest, must be repaid by the Company, to a bank account nominated by the holder within 20 business days of the Maturity Date.

Neither party has the right to redeem the Convertible Notes prior to the Maturity Date.

Conversion	Subject to receiving a conversion request from the holder, the Face Value of the Convertible Notes and any accrued and unpaid interest shall convert into AHI fully paid ordinary shares (“AHI Share”) at the deemed conversion price of A$0.20 per AHI Share.
Security	The Convertible Notes, when issued, will be unsecured obligations of the Company. However, the Company will consider any reasonable request by the noteholder to be granted security.
Other terms	The notes are otherwise on customary terms and conditions.

The proceeds received from these Convertible Notes will be applied toward the Company’s working capital requirements and further expansion throughout the MENA region. The issue of these convertible notes is subject to AHI obtaining shareholder approval under ASX Listing Rule 7.1 at the May General Meeting. To the extent that less than USD$5m worth of convertible notes are issued under this facility within three months of the May General Meeting, AHI may seek a fresh shareholder approval to issue these notes, but may not issue any further notes under the facility until it has done so.

The Company has obtained legal advice from Steinepreis Paganin that none of the features noted in section 5.9 of Guidance Note 21 are present and that the terms of the Convertible Notes are market-standard, based on the reasons set out below:

●	the agreement contains a floor price for the conversion of the Convertible Notes and

●	there are other convertible notes on similar terms in the marketplace.

The USD$5m convertible note raising that was described in AHI’s most recent quarterly report is not proceeding and will be replaced by the placement of convertible notes that is described above.

Further information with respect to the funding packages that are summarised above, please refer to the accompanying Appendix 3B’s.

R&D advance

AHI also intends to obtain an advance on its FY2024 R&D grant. The proposed terms of the advance are set out below. AHI is currently in advanced discussions with its existing research and development (R&D) funding organisation to secure up to A$1.5 million in advancement. This anticipated funding is set against the R&D reimbursement AHI expects to receive in 2024 from the Australian Government's R&D Tax Incentive scheme. The basis for this advancement includes calculations on historical and anticipated expenditures by AHI on research and development activities.

A significant development in this context is AHI is in the process of concluding its FY2023 R&D advance with our R&D funding partner, Asymmetric. Following this, we will promptly conclude negotiations for the FY2024 funding advancement. It is our expectation to secure the FY2024 funds subsequent to the initial capital-raising activities outlined in this announcement, with the anticipation of receiving the new R&D advance by no later than June 2024.

AHI will update the market once the terms of the R&D grant advance are finalised, but it is expected that the grant will be provided on the following terms:

●	a coupon rate of 15% per annum will be applied to the advance;

●	interest is payable monthly in advance until the advance is discharged; and

●	the repayment of the advance will be secured against AHI’s 2024 R & D Grant, which will be received in early 2025, at which time the advance will be discharged.

Advanced Health Intelligence Ltd.	5
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX/NASDAQ Announcement 15 April 2024

Use of funds

A table setting out the proposed use of the funds that are expected to be raised under the facilities and capital raisings this year are described above is set out in the below table.

These amounts assume that the maximum available amounts are placed/drawn.

Source of funds	AUD$ ‘000[1]
Oakley Capital Placement	1,950
Obsidian Convertible Notes Facility (assuming fully drawn)	4,000
Additional Convertible Notes Facility (assuming fully placed)	7,600
R&D Advance (assuming received in full)	1,500
Total	15,050
Use of funds
Operating Costs[2]	7,750
Cost of the Capital Raisings	1,291
Other Working Capital Purposes[3]	6,109
Total	15,050

Notes:

1.	This table demonstrates AHI’s intended use of the capital raised for the period between 1 April 2024 and 31 December 2024, assuming the maximum available amounts are placed/drawn.

2.	These funds are being allocated to cover AHI’s ongoing operating costs for the next 12 months, which are expected to be consistent with AHI’s recent operating costs (as disclosed in the Company’s Quarterly Activities Reports). Operating costs include the normal expenses of operating a dual-listed company in both Australia and the USA, along with operations in Singapore, South Africa, and the Netherlands. Operating costs include salaries and wages, listing fees and expenses, marketing costs, travel and accommodation costs, legal and other advisory fees, office rental costs, R&D costs, patent and trade mark expenses, funding the Company’s expansion across Asia and the MENA region, and other sundry operating costs. These costs are expected to be incurred within the next 12 months.

3.	One of the primary purposes behind AHI’s entry into the funding arrangements that are detailed in this announcement is to ensure that the Company has ample cash reserves to continue to fund its operations for the foreseeable future (i.e. beyond the next 12 months). The strengthening of the Company’s balance sheet will also address the shareholder equity notification that AHI initially received from Nasdaq on 8 November 2023. Otherwise, these funds are intended to be utilised within the next 12 months to cover any unfunded costs, and to repay AHI’s creditors.

Advanced Health Intelligence Ltd.	6
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX/NASDAQ Announcement 15 April 2024

SEPA and Staged Advances

As previously disclosed in the December quarterly update, AHI has had discussions for a significant Share Equity Purchase Agreement valued at USD$10,000,000, alongside an aggregate of USD$2,600,000 in staged advances to AHI.

The particulars of this arrangement could not be agreed on terms acceptable to the parties, which led to the parties mutually agreeing to suspend discussions with respect to this funding arrangement.

AHI will continue to seek funding to meet our capital requirements and ensure the Company’s continued growth and success.

Reinstatement to trading update

AHI wishes to update its shareholders on the timing for the Company’s securities to be reinstated to trading on the ASX. Following the finalisation and release of AHI’s Half Year Report on the ASX, which is expected to occur on or about 16 April 2024, AHI will be in discussions with the ASX regarding reinstatement. Following reinstatement, the Company expects:

1.	to settle the Oakley placement during the third week of April 2024;

2.	to seek shareholder approval under Listing Rule 7.1 with respect to the other capital raisings mentioned in this announcement at the May General Meeting;

3.	in the weeks following the May General Meeting, subject to obtaining shareholder approval at that meeting, that it will issue AUD$1.25 million worth of convertible notes under the Obsidian facility;

4.	that it will, within three months of the May General Meeting, subject to obtaining shareholder approval at that meeting, seek to, at its discretion:

a.	issue a further AUD$2.75 million worth of convertible notes under the Obsidian facility; and

b.	issue up to USD$5 million worth of Convertible Notes under the other convertible note facility; and

5.	to receive the FY2024 R&D funding advance no later than June 2024.

The timing of the above matters is subject to some factors that are outside of AHI’s control, including ASX exercising its discretion to reinstate the Company’s securities to quotation. AHI is in discussions with ASX with respect to reinstatement, which may involve AHI being required to satisfy conditions imposed by ASX. These conditions may include ASX being satisfied as to AHI’s financial condition and, notwithstanding the intended timing of the capital raisings that is set out above, AHI demonstrating that it has completed some of the capital raisings contemplated in this announcement prior to reinstatement.

The Chairman and CEO of Advanced Health Intelligence Ltd have approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

Advanced Health Intelligence Ltd.	7
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX/NASDAQ Announcement 15 April 2024

About Advanced Health Intelligence Ltd

Advanced Health Intelligence (AHI) delivers scalable health assessment, risk stratification and digital triage capabilities to healthcare providers, insurers, employers, and government agencies worldwide via our proprietary technology and processes.

Since 2014, AHI has been delivering Health-tech innovation via a smartphone, starting with the world's first on-device body dimensioning capability. AHI has developed a patented technology, showcasing the next frontier in digitising healthcare with a suite of componentised solutions, culminating in:

●	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates.

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk.

●	Transdermal Optical Imaging is used to return vital signs and provide risk estimates for cardiovascular disease.

●	On-device dermatological skin identification across 588 skin conditions across 133 categories (Inc. Melanoma); and

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

Our world-class team of subject matter experts in machine learning, AI, computer vision, and medically trained data scientists ensure that AHI’s technology is at the forefront of innovation and the needs of our consumers.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically derived triage solution accessible on and via a smartphone. With these advanced technologies, AHI helps its partners identify risks across their consumers and triage them into right-care pathways for proactive health management at a population scale.

For more information, please visit: www.ahi.tech

Advanced Health Intelligence Ltd.	8
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX/NASDAQ Announcement 15 April 2024

Schedule 1 – Terms of the Options

(a)	Entitlement

Each Option entitles the holder to subscribe for one fully paid Ordinary Share upon exercise of the Option.

(b)	Exercise Price

Subject to paragraph (i), the amount payable upon exercise of each Option will be AUD$0.10 (Exercise Price).

(c)	Expiry Date

Each Option will expire at 5:00 pm (AWST) on the date that is three years from the date of issue (Expiry Date). An Option not exercised before the Expiry Date will automatically lapse on the Expiry Date.

(d)	Exercise Period

The Options are exercisable at any time on or prior to the Expiry Date (Exercise Period).

(e)	Notice of Exercise

The Options may be exercised during the Exercise Period by notice in writing to the Company in the manner specified on the Option certificate (Notice of Exercise) and payment of the Exercise Price for each Option being exercised in Australian currency by electronic funds transfer or other means of payment acceptable to the Company.

(f)	Exercise Date

A Notice of Exercise is only effective on and from the later of the date of receipt of the Notice of Exercise and the date of receipt of the payment of the Exercise Price for each Option being exercised in cleared funds (Exercise Date).

(g)	Timing of issue of Shares on exercise

Within five Business Days after the Exercise Date, the Company will:

(i)	issue the number of Shares required under these terms and conditions in respect of the number of Options specified in the Notice of Exercise and for which cleared funds have been received by the Company;

(ii)	if required, give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, or, if the Company is unable to issue such a notice, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors; and

(iii)	if admitted to the official list of ASX at the time, apply for official quotation on ASX of Shares issued pursuant to the exercise of the Options.

If a notice delivered under (g)(ii) for any reason is not effective to ensure that an offer for sale of the Shares does not require disclosure to investors, the Company must, no later than 20 Business Days after becoming aware of such notice being ineffective, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors.

Advanced Health Intelligence Ltd.	9
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX/NASDAQ Announcement 15 April 2024

(h)	Shares issued on exercise

Shares issued on exercise of the Options rank equally with the then issued shares of the Company.

(i)	Reconstruction of capital

If at any time the issued capital of the Company is reconstructed, all rights of an Optionholder are to be changed in a manner consistent with the Corporations Act and the ASX Listing Rules at the time of the reconstruction.

(j)	Participation in new issues

There are no participation rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Options without exercising the Options.

(k)	Change in exercise price

An Option does not confer the right to a change in Exercise Price or a change in the number of underlying securities over which the Option can be exercised.

(l)	Transferability

The Options are transferable subject to any restriction or escrow arrangements imposed by ASX or under applicable Australian securities laws.

Advanced Health Intelligence Ltd.	10
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech